錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 APR 26 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 12 April 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07022960

SUPPL

BEST AVAILABLE COPY

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the joint announcement dated 11 April 2007 issued by ITC Corporation Limited and the Company for filing under the ISIN US 41068T2087, the contents of which are self-explanatory.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

PROCESSED
MAY 02 2007
THOMSON
FINANCIAL

Encl.

dlw 4/27

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2007\Correspondence\Letter\046-US Sec-11 Apr 07.doc

ITC

ITC CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 372)

DISCLOSEABLE TRANSACTION

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 275)

(1) PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES;
(2) PROPOSED BONUS ISSUE OF NEW SHARES;
(3) CHANGE IN BOARD LOT SIZE; AND
(4) RESUMPTION OF TRADING IN THE SHARES

Placing agent and underwriter

taifook

TAIFOOK SECURITIES CO LTD

The Placing and Subscription Agreement

On 30 March 2007, a placing agreement was entered into between the Company and Taifook Securities, pursuant to which Taifook Securities agreed to place 50,000,000 new Shares at the price of HK$3.40 per Share on a fully-underwritten basis to no less than six placees which are Independent Third Parties. On 11 April 2007, a termination agreement was entered into between the Company and Taifook Securities to terminate the aforesaid placing agreement.

On 11 April 2007, the Placing and Subscription Agreement was entered into between ITC, the Company and Taifook Securities, pursuant to which (i) Taifook Securities agreed to place 43,500,000 existing Shares at the price of HK$3 40 per Placing Share on behalf of ITC on a fully-underwritten basis to no less than six Placees which are Independent Third Parties; and (ii) ITC agreed to subscribe for 43,500,000 new Shares at the price of HK$3 40 per Subscription Share.

The 43,500,000 Placing Shares represent approximately (i) 17.21% of the Company's existing issued share capital as at the date of this announcement; and (ii) 14 68% of the Company's issued share capital as enlarged by the issue of the Subscription Shares.

The 43,500,000 Subscription Shares represent approximately (i) 17.21% of the Company's existing issued share capital as at the date of this announcement; and (ii) 14.68% of the Company's issued share capital as enlarged by the issue of the Subscription Shares

The Company intends to use the estimated net proceeds from the Subscription of approximately HK$143 million for the Group's general working capital purposes and investment in natural resources related businesses in the PRC.

The Group intends to employ the net proceeds from the Subscription and the Group's internal resources for investment in natural resources related businesses in the PRC when suitable opportunities are identified.

The Bonus Issue

The Directors propose a bonus issue of new Shares to the Shareholders whose names appear on the register of members of the Company on the Record Date on the basis of ten Bonus Shares for every one existing Share held by the Shareholders on the Record Date. To qualify for the Bonus Issue, any transfer of Shares must be lodged for registration by 4:00 p.m on Wednesday, 16 May 2007. **The register of members of the Company will be closed from Thursday, 17 May 2007 to Monday, 21 May 2007, both days inclusive.** The expected timetable for the Bonus Issue is set out below in this announcement.

Change in board lot size

The Directors announce that, subject to the issue of the Bonus Shares, the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 8,000 Shares with effect from Wednesday, 6 June 2007. The expected timetable for such change in board lot size is set out below in this announcement.

Shareholders may submit their existing share certificates in board lots of 2,000 Shares to the Company's branch share registrar in Hong Kong . Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for new share certificates in board lots of 8,000 Shares free of charge during business hours from Tuesday, 22 May 2007 to Wednesday, 4 July 2007 (both dates inclusive).

General

The Subscription Shares are to be issued by the Company under the General Mandate which allows the Company to issue up to 50,090,843 new Shares as at the date of this announcement. No Share has been issued by the Company pursuant to the General Mandate as at the date of this announcement.

The interest of ITC in the issued share capital of the Company would be reduced from approximately 67.23% to approximately 50.02% as a result of completion of the Placing, and then would be increased to approximately 57.36% as a result of completion of the Subscription. Each of the Placing and the Subscription constitutes a discloseable transaction for ITC under Chapter 14 of the Listing Rules. A circular containing, among other things, further details of the Placing and the Subscription will be despatched by ITC to its shareholders in accordance with the requirements of the Listing Rules.

The Bonus Issue is subject to the approval by the Shareholders at the special general meeting of the Company. No Shareholder is required to abstain from voting on the proposed resolution approving the Bonus Issue at the special general meeting of the Company. A circular containing, among other things, further details of the Bonus Issue and a notice of the special general meeting will be despatched by the Company to the Shareholders as soon as practicable in accordance with the requirements of the Listing Rules.

Increase in trading volume of the ordinary shares of ITC

This statement is made at the request of the Stock Exchange.

The directors of ITC have noted the recent increase in trading volume of the ordinary shares of ITC and wish to state that the directors of ITC are not aware of any reasons for such increase.

Save as disclosed in this announcement, the directors of ITC confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13 23 of the Listing Rules, neither is the board of directors of ITC aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Suspension and resumption of trading in the Shares

At the request of the Board, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a m on Monday, 2 April 2007 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Thursday, 12 April 2007.

INTRODUCTION

On 30 March 2007, a placing agreement was entered into between the Company and Taifook Securities, pursuant to which Taifook Securities agreed to place 50,000,000 new Shares at the price of HK$3.40 per Share on a fully-underwritten basis to no less than six placees which are Independent Third Parties. On 11 April 2007, a termination agreement was entered into between the Company and Taifook Securities to terminate the aforesaid placing agreement.

On 11 April 2007, the Placing and Subscription Agreement was entered into between ITC, the Company and Taifook Securities.

The Directors also propose a bonus issue of new Shares to the Shareholders whose names appear on the register of members of the Company on the Record Date on the basis of ten Bonus Shares for every existing Share held by the Shareholders on the Record Date.

THE PLACING

Pursuant to the Placing and Subscription Agreement, Taifook Securities agreed to place, on a fully-underwritten basis, 43,500,000 existing Shares at a price of HK$3.40 per Placing Share on behalf of ITC. The terms of the Placing are set out below:

Vendor:

ITC. As at the date of this announcement, ITC was interested in 169,979,504 Shares, representing approximately 67.23% of the existing issued share capital of the Company.

Placing agent and underwriter:

Taifook Securities, an Independent Third Party.

Number of Shares underwritten and to be placed:

The 43,500,000 Placing Shares represent approximately (i) 17.21% of the Company's existing issued share capital as at the date of this announcement; and (ii) 14 68% of the Company's issued share capital as enlarged by the issue of the Subscription Shares.

Placees:

Not less than six professional, institutional and/or individual investors to be procured by Taifook Securities under the Placing and Subscription Agreement. Each of the Placees and their respective ultimate beneficial owners will be Independent Third Party(ies).

Placing price:

The Placing Price of HK$3.40 per Placing Share was arrived at after arm's length negotiations between the Company and Taifook Securities with reference to the prevailing market price of the Shares. The Placing Price represents:

(i) a discount of approximately 5 0% to the closing price of HK$3.58 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 6.3% to the average closing price of approximately HK$3.63 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day; and

(iii) a discount of approximately 5.8% to the average closing price of approximately HK$3.61 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day

The placing commission of the Placing is 3 0% of the amount equal to the Placing Price of HK$3 40 multiplied by 43,500,000 existing Shares underwritten by Taifook Securities pursuant to the Placing and Subscription Agreement, which was arrived at after arm's length negotiations between the Company and Taifook Securities.

Completion of the Placing:

Completion of the Placing would take place on the second Business Day following the date of resumption of trading in the Shares on the Stock Exchange or such other date as ITC and Taifook Securities shall agree.

Termination:

If at any time prior to 9:00 a.m. on the date of completion of the Placing, in the absolute opinion of Taifook Securities the success of the Placing or the business or financial prospects of the Group would or might be materially adversely affected by:

(a) any material breach of any of the representations and warranties set out in the Placing and Subscription Agreement; or

(b) any suspension in dealings in or the listing of the Shares on the Stock Exchange for a period of five or more trading days (other than in connection with the Placing and the Subscription); or

(c) any of the following events:

(i) the introduction of any new law or regulation or any change in the existing laws or regulations or change in the interpretation or application thereof; or

(ii) the occurrence of any event, development or change (whether or not local, national or international or forming part of a series of events or changes occurring or continuing before, on and/or after the date of the Placing and Subscription Agreement and including an event or change in relation to or a development of an existing state of affairs) of a political, military, industrial, financial, economic or other nature, whether or not sui generis with any of the foregoing, resulting in a material adverse change in, or which might be expected to result in a material adverse change in, political, economic or stock market conditions; or

(iii) the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange occurring due to exceptional financial circumstances or otherwise; or

(iv) a change or development involving a prospective change in taxation in Hong Kong or the PRC or the implementation of exchange controls which shall or might materially and adversely affect the Company or its present or prospective shareholders in their capacity as such; or

(v) any material change or deterioration in the conditions of local, national or international securities markets occurs; or

(d) any event occurs or any matter arises on or after the date of the Placing and Subscription Agreement and prior to 9:00 a.m. on the date of completion of the Placing which if it had occurred or arisen before the date of the Placing and Subscription Agreement would have rendered any of such representations and warranties untrue or incorrect in any material respect or there has been a breach by the Company or ITC of any other provision of the Placing and Subscription Agreement,

then and in any such case, Taifook Securities may terminate the Placing and Subscription Agreement without liability to the Company and ITC by giving notice in writing to the Company and ITC, provided that such notice is received prior to 9:00 a.m. on the date of completion of the Placing.

The directors of ITC and the Directors are not aware of the occurrence of any of such events as at the date of this announcement.

THE SUBSCRIPTION

Pursuant to the Placing and Subscription Agreement, ITC agreed to subscribe for 43,500,000 new Shares at a price of HK$3.40 per Subscription Share. The terms of the Subscription are set out below:

Subscriber:
ITC (the vendor in the Placing) or its nominee(s) (who shall be wholly-owned subsidiary(ies) of ITC).

Number of new Shares to be subscribed for:
The 43,500,000 Subscription Shares represent approximately (i) 17.21% of the Company's existing issued share capital as at the date of this announcement; and (ii) 14.68% of the Company's issued share capital as enlarged by the issue of the Subscription Shares.

The Subscription Shares are to be issued by the Company under the General Mandate which allows the Company to issue up to 50,090,843 new Shares as at the date of this announcement. No Share has been issued by the Company pursuant to the General Mandate as at the date of this announcement. The Subscription Shares, when issued and fully paid, will rank pari passu in all respects with the Shares in issue on the date of allotment and issue of the Subscription Shares including the right to receive any dividends or distributions including the Bonus Issue. Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

Subscription price:
The Subscription Price of HK$3.40 per Subscription Share, which is equal to the Placing Price, was arrived at after arm's length negotiations between ITC and the Company with reference to the prevailing market price of the Shares. The Subscription Price represents:

(i) a discount of approximately 5.0% to the closing price of HK$3.58 per Share as quoted on the Stock Exchange on the Last Trading Day;

(ii) a discount of approximately 6.3% to the average closing price of approximately HK$3.63 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day; and

(iii) a discount of approximately 5.8% to the average closing price of approximately HK$3.61 per Share as quoted on the Stock Exchange for the last 10 consecutive trading days up to and including the Last Trading Day.

Based on the estimated expenses of approximately HK$5 million to be incurred in the Placing and the Subscription, the net price of the Subscription Shares to be received by the Company (after deduction of the estimated expenses of approximately HK$5 million to be incurred in the Placing and the Subscription) will be approximately HK$3.29 per Subscription Share.

Conditions precedent:
Completion of the Subscription is conditional upon:

(i) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Subscription Shares;

(ii) completion of the Placing having occurred pursuant to the terms of the Placing and Subscription Agreement; and

(iii) the Bermuda Monetary Authority approving or agreeing to the allotment and issue of the Subscription Shares (if necessary).

If the conditions precedent are not fulfilled on or prior to 22 April 2007 (or such later date as may be agreed between ITC and the Company), the Subscription shall terminate and neither ITC and the Company shall have any claims against the other for any costs, damages, compensation or otherwise in respect of the Subscription.

Completion of the Subscription:
Completion of the Subscription is expected to take place not later than the third Business Day following the satisfaction of the conditions precedent to the Subscription or such date as ITC and the Company shall agree. The Subscription must be completed on or before 25 April 2007, being 14 days from the date of the Placing and Subscription Agreement. If the Subscription were to be completed after 25 April 2007, it would constitute a connected transaction for the Company under Chapter 14A of the Listing Rules, and the Company will be required to comply with the relevant requirements of the Listing Rules.

CHANGES IN SHAREHOLDING OF THE COMPANY AS A RESULT OF THE COMPLETION OF THE PLACING AND THE SUBSCRIPTION

The changes in the shareholding of the Company as a result of completion of the Placing and the Subscription are illustrated in the table as follows (on the basis that (i) there are no other changes in the shareholding and issued share capital of the Company; and (ii) none of Placees will become a substantial shareholder (as defined in the Listing Rules) of the Company as a result of the completion of the Placing and the Subscription):

Shareholder	As at the date of this announcement		Immediately after completion of the Placing		Immediately after completion of the Placing and the Subscription	
	No. of Shares	*Approximate %*	*No. of Shares*	*Approximate %*	*No. of Shares*	*Approximate %*
ITC	169,979,504	67.23%	126,479,504	50.02%	169,979,504	57.36%
The directors of the Company and its subsidiaries	11,594,517	4.59%	11,594,517	4.59%	11,594,517	3.91%
Sub-total	*181,574,021*	*71.82%*	*138,074,021*	*54.61%*	*181,574,021*	*61.27%*
Placees	-	-	43,500,000	17.21%	43,500,000	14.68%
Other public Shareholders	71,250,319	28.18%	71,250,319	28.18%	71,250,319	24.05%
Sub-total of public Shareholders	*71,250,319*	*28.18%*	*114,750,319*	*45.39%*	*114,750,319*	*38.73%*
Total	**252,824,340**	**100.00%**	**252,824,340**	**100.00%**	**296,324,340**	**100.00%**

The Directors confirm that none of the Placees will become a substantial shareholder (as defined in the Listing Rules) of the Company as a result of completion of each of the Placing and the Subscription.

INFORMATION ON ITC AND THE COMPANY

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment, trading of building materials and machinery and the provision and operation of an internet-based precious metals trading platform.

The Company is an investment holding company. The Group is principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in (i) a subsidiary whose shares are listed on the Australian Securities Exchange and another subsidiary traded on the OTC Bulletin Board in the United States of America; (ii) associated companies whose shares are listed on the Stock Exchange or the Singapore Exchange Limited; and (iii) long-term convertible notes issued by companies whose shares are listed on the Stock Exchange.

Set out below is a summary of the audited consolidated results of the Group for the two financial years ended 31 March 2005 and 2006:

	For the financial year ended 31 March 2005	2006
	(Audited and restated)	(Audited)
	HK$'000	*HK$'000*
Loss before income tax	(248,508)	(144,092)
Loss for the year from continuing operations	(252,790)	(148,423)

As at 30 September 2006, the unaudited consolidated net assets value of the Group attributable to the Shareholders amounted to approximately HK$2,350.9 million.

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

As at the date of this announcement, the Group is having preliminary discussions with certain Independent Third Parties to explore certain possible business opportunities in relation to natural resources in the PRC. The preliminary discussions of such possible business collaborations are still undergoing and no formal agreements (including terms and conditions) have been entered into by the parties. The Company will make further announcements in relation to the aforesaid matters in accordance with the requirements of the Listing Rules.

The Group intends to employ the net proceeds from the Subscription and the Group's internal resources for investment in natural resources related businesses in the PRC when suitable opportunities are identified.

The Company intends to use the estimated net proceeds from the Subscription of approximately HK$143 million for the Group's general working capital purposes and investment in natural resources related businesses in the PRC. Under the prevailing market conditions, the Directors are of the view that the Placing and the Subscription will enlarge the shareholder base and the capital base of the Company, and will strengthen the Group's financial position. The Directors consider that the Placing and the Subscription offer good opportunities to raise further capital and to broaden the shareholder and capital base of the Company, and the terms of the Placing and Subscription Agreement are fair and reasonable and in the interests of the Group and the Shareholders as a whole.

Based on the above and taking into account that the Subscription would provide new funds to a subsidiary of ITC and strengthen the financial position of the Group, the directors of ITC consider that the terms of the Placing and Subscription Agreement are fair and reasonable and in the interests of the ITC Group and the shareholders of ITC as a whole.

The Company did not have any capital raising activities in the 12 months immediately before the date of this announcement.

ITC expects that completion of the Placing and the Subscription would result in an unaudited loss of approximately HK$145 million for the ITC Group, which represented the difference between (i) the ITC Group's attributable interest in approximately 67.23% of the carrying value of the Group before the Placing and the Subscription; and (ii) the ITC Group's attributable interest in approximately 57.36% of the carrying value of the Group after completion of the Placing and the Subscription for ITC Group, which were based on, among other things, the unaudited consolidated net assets value of the Group attributable to the Shareholders of approximately HK$2,350.9 million as at 30 September 2006, and the expected increase in the Group's net assets value as a result of completion of the Subscription, and on the assumption that the aforesaid represented the net fair value of the identifiable assets, liabilities and contingent liabilities of the Group for the ITC Group.

THE BONUS ISSUE

The Board is pleased to announce that the Directors propose the Bonus Issue to the Shareholders on the basis of ten Bonus Shares for every existing Share held on the Record Date. The Bonus Shares to be issued pursuant to the Bonus Issue will be credited as fully paid by way of capitalisation of the Company's share premium account and will rank pari passu in all aspects with the issued Shares with effect from the date of issue, except that they will not be entitled to Bonus Issue.

As at the date of this announcement, there were an aggregate of 252,824,340 Shares in issue. Taking into account the issue of 43,500,000 Subscription Shares upon completion of the Placing and Subscription Agreement, the Company would have 296,324,340 Shares in issue immediately after completion of the Subscription. On the basis of the Bonus Issue as recommended by the Board, and assuming no further Shares are issued or repurchased before the Record Date save for the 43,500,000 Subscription Shares, 2,963,243,400 Bonus Shares will be issued under the Bonus Issue. As enlarged by the issue of the Subscription Shares and the Bonus Shares, there will be a total of 3,259,567,740 Shares in issue. The Bonus Shares will be credited as fully paid by way of capitalisation of an amount of HK$29,632,434 in the share premium account of the Company.

Because the Bonus Issue is on the basis of ten Bonus Shares for every existing Share held on the Record Date, the Company will not allot any fractions of Bonus Shares.

The Bonus Issue is conditional upon:

(i) completion of the Placing and the Subscription;

(ii) the approval of the Bonus Issue by the Shareholders at the special general meeting of the Company; and

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in the Bonus Shares to be issued pursuant to the Bonus Issue.

Subject to fulfillment of the above conditions precedent, certificates for the Bonus Shares are expected to be despatched to the Shareholders on Wednesday, 6 June 2007. The Directors expect that the Record Date will be after the date of issue and allotment of the Subscription Shares.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Bonus Shares to be issued pursuant to the Bonus Issue. The Shares are not listed or dealt in any other stock exchanges nor is listing or permission to deal in the same being or proposed to be sought from any other stock exchanges.

Subject to the granting of the listing of, and permission to deal in, the Bonus Shares on the Stock Exchange, the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the CCASS with effect from the date of commencement of dealings in the Bonus Shares or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second trading day thereafter. All activities under the CCASS are subject to the General Rules of CCASS and CCASS Operation Procedures in effect from time to time. It is expected that the dealing in Bonus Shares on the Stock Exchange will commence on Friday, 8 June 2007.

SHARE CERTIFICATES OF THE BONUS SHARES

In the absence of any specific instruction to the contrary received in writing by Secretaries Limited, the Company's branch share registrar in Hong Kong, certificates in respect of the Bonus Shares will be sent to the persons entitled thereto at their respective addresses shown in the register of members of the Company or in the case of joint holders, to the address of the joint holder whose name stands first in the register of members in respect of the joint holding. It is expected that certificates for the Bonus Shares will be posted to those entitled thereto at their own risk by ordinary mail on or before Wednesday, 6 June 2007. Dealings in the Bonus Shares are subject to stamp duty pursuant to the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong).

OVERSEAS SHAREHOLDERS

As at the date of this announcement, the Company has certain Shareholders whose addresses as shown on the register of members of the Company are located in a number of places outside Hong Kong. The Company will make enquiry regarding the legal restrictions (if any) under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges for the Company's offering the Bonus Shares to the Overseas Shareholders pursuant to Rule 13.36(2) of the Listing Rules, and details including an explanation for the exclusion (if any) of the Overseas Shareholders will be disclosed in the circular accordingly.

Overseas Shareholders will not be allotted the Bonus Shares if the laws of jurisdiction at which their registered address is located prohibit the Company from allotting the Bonus Shares to them, or require the Company to comply with any requirements (such as filing of any registration statement or prospectus or other special formalities) which the Directors consider to be impracticable. Instead, the Bonus Shares otherwise falling to be allotted to them would be sold in the market as soon as practicable after dealings in the Bonus Shares commence if a premium, net of expenses, can be obtained. Any net proceeds of such sale for each Overseas Shareholder, after deduction of expenses, of HK$100 or more will be distributed in Hong Kong dollars to the relevant Overseas Shareholder, by ordinary post at their own risk, unless the amount falling to be distributed to any such person is less than HK$100 in which case it will be retained for the benefit of the Company.

REASONS FOR THE BONUS ISSUE

The Board believes that the Bonus Issue is a return to the long-term support and care of the Shareholders. The Bonus Issue will also allow the Shareholders to participate in the business growth of the Company by way of capitalisation of a portion of the share premium account.

CLOSURE OF REGISTER OF MEMBERS OF THE COMPANY

The register of members of the Company will be closed from Thursday, 17 May 2007 to Monday, 21 May 2007, both dates inclusive, during which period no transfer of Shares will be effected. The last day for dealing in Shares on a cum-Entitlement basis will be Monday, 14 May 2007.

In order to qualify for the Entitlement, person(s) who would like to be registered as Shareholders should lodge forms of transfer with the relevant share certificates with the Company's branch share registrar in Hong Kong, Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 16 May 2007.

CHANGE IN BOARD LOT SIZE OF THE SHARES

Based on the theoretical ex-Entitlement price of HK$0.3255 per Share immediately after the Bonus Issue (based on the closing price of HK$3.58 per Share as quoted on the Stock Exchange on the Last Trading Day) and the existing board lot size of 2,000 Shares, the theoretical ex-Entitlement board lot value immediately after the Bonus Issue will be HK$651. In order to raise the board lot value, the Directors announce that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 8,000 Shares with effect from Wednesday, 6 June 2007. On the basis of the aforesaid theoretical ex-Entitlement price and the new board lot size of 8,000 Shares, the new board lot value would be HK$2,604.

The change in board lot size, which would take effect upon the issue of the Bonus Shares, will not affect the rights of the Shareholders.

Shareholders may submit their existing share certificates in board lots of 2,000 Shares to the Company's branch share registrar in Hong Kong, Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong in exchange for new share certificates in board lots of 8,000 Shares free of charge during business hours from Tuesday, 22 May 2007 to Wednesday, 4 July 2007 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lots of 8,000 Shares issued or each existing share certificate submitted, whichever number of share certificate involved is higher. New share certificates are expected to be available for collection from the Company's branch share registrar in Hong Kong by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's branch share registrar in Hong Kong, Secretaries Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for exchange purpose.

From Wednesday, 6 June 2007, any new share certificates will be issued in board lots of 8,000 Shares. All existing share certificates in board lots of 2,000 Shares will continue to be evidence of title to such Shares and be valid for delivery, transfer and settlement purposes. New share certificates in board lots of 8,000 Shares will be issued in the yellow colour to distinguish from the existing share certificates in the colour of blue.

ODD LOT ARRANGEMENTS

In order to facilitate the change in board lot size and trading of odd lots of Shares after the Bonus Issue, Taifook Securities will be appointed by the Company to provide a matching service to those Shareholders who wish to acquire or to dispose of their holdings of odd lots of Shares. Holders of odd lots of Shares who wish to take advantage of this trading facility should contact Mr. Gilbert Lam of Taifook Securities Company Limited at 25th Floor, New World Tower, 16-18 Queen's Road Central, Hong Kong (telephone number: (852) 2160 9963) during the period from Wednesday, 6 June 2007 to Thursday, 28 June 2007, both dates inclusive.

Shareholders should note that successful matching of the sale and purchase of odd lots of the Shares is not guaranteed.

EXPECTED TIMETABLE

	2007
Despatch of the circular by the Company to the Shareholders	on or before Thursday, 3 May
Last day of dealings in the Shares on a cum-Entitlement basis	Monday, 14 May
Commencement of dealings in the Shares on an ex-Entitlement basis	Tuesday, 15 May
Latest time for lodging transfer of the Shares in order to be entitled to the Bonus Shares	4:00 p.m. on Wednesday, 16 May
Register of members of the Company closes for the Bonus Issue	Thursday, 17 May to Monday, 21 May (both dates inclusive)
Special general meeting of the Company	Monday, 21 May
Record Date	Monday, 21 May
Announcement of the results of the special general meeting of the Company	Tuesday, 22 May
First day for free exchange of existing share certificates in board lots of 2,000 Shares for new share certificates in board lots of 8,000 Shares	Tuesday, 22 May
Register of members of the Company reopens	Tuesday, 22 May
Certificates for the Bonus Shares expected to be despatched	on or before Wednesday, 6 June
Effective date of the change in board lot size from 2,000 Shares to 8,000 Shares	Wednesday, 6 June
Original counter for trading in the Shares in board lots of 2,000 Shares closes and becoming counter for trading in the Shares in new board lots of 8,000 Shares (in the form of new share certificates)	9:30 a.m. on Wednesday, 6 June
Temporary counter for trading in the Shares in board lots of 2,000 Shares (in the form of existing share certificates) opens	9:30 a.m. on Wednesday, 6 June
Parallel trading in Shares (in the form of existing and new shares certificates) commences	9:30 a.m. on Wednesday, 6 June
First day of odd lot facility	Wednesday, 6 June
Commencement of dealings in the Bonus Shares	9:30 a.m. on Friday, 8 June
Temporary counter for trading in the Shares in board lots of 2,000 Shares (in the form of existing share certificates) closes	4:00 p.m. on Thursday, 28 June
Parallel trading in Shares (in the form of existing and new shares certificates) ends	4:00 p.m. on Thursday, 28 June
Last day of odd lot facility	Thursday, 28 June
Last day for free exchange of existing share certificates in board lots of 2,000 Shares for new share certificates in board lots of 8,000 Shares	Wednesday, 4 July

The expected timetable may be subject to change(s) by the Company and is subject to fulfillment of all conditions precedent to the Bonus Issue and the change in board lot size of the Shares. The Company will make further announcements if such changes are made.

GENERAL

Each of the Placing and the Subscription does not require the approval by the Shareholders as the Subscription Shares are to be issued by the Company under the General Mandate which allows the Company to issue up to 50,090,843 new Shares as at the date of this announcement. No Share has been issued by the Company pursuant to the General Mandate as at the date of this announcement.

The interest of ITC in the issued share capital of the Company would be reduced from approximately 67.23% to 57.36% as a result of completion of the Placing and the Subscription. The Company will continue to be a subsidiary of ITC immediately after completion of the Placing and the Subscription. Each of the Placing and the Subscription constitutes a discloseable transaction for ITC under Chapter 14 of the Listing Rules. A circular containing, among other things, further details of the Placing and the Subscription will be despatched by ITC to its shareholders in accordance with the requirements of the Listing Rules.

The Bonus Issue is subject to the approval by the Shareholders at the special general meeting of the Company. No Shareholder is required to abstain from voting on the proposed resolution approving the Bonus Issue at the special general meeting of the Company. A circular containing, among other things, further details of the Bonus Issue and a notice of the special general meeting will be despatched by the Company to the Shareholders as soon as practicable in accordance with the requirements of the Listing Rules.

INCREASE IN TRADING VOLUME OF THE ORDINARY SHARES OF ITC

This statement is made at the request of the Stock Exchange.

The directors of ITC have noted the recent increase in trading volume of the ordinary shares of ITC and wish to state that the directors of ITC are not aware of any reasons for such increase.

Save as disclosed in this announcement, the directors of ITC confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of ITC aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of the Board, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 2 April 2007 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Thursday, 12 April 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Board"	the board of Directors
"Bonus Issue"	the proposed issue of the Bonus Shares to the Shareholders whose names appear on the register of members of the Company at the close of business on Record Date on the basis of ten Bonus Shares for every existing Share held on that day
"Bonus Shares"	new Share(s) to be issued by way of the Bonus Issue by the Company
"Business Day"	any day (excluding a Saturday) on which banks are generally open for business in Hong Kong
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	Hanny Holdings Limited (stock code: 275), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange and an indirect non wholly-owned subsidiary of ITC
"connected person(s)"	has the meaning as ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"Entitlement"	entitlement to the Bonus Issue
"General Mandate"	the general mandate granted by the Shareholders to the Directors at the annual general meeting of the Company held on 1 September 2006 to issue up to 50,090,843 new Shares. No Share has been issued by the Company pursuant to the General Mandate as at the date of this announcement
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Third Party(ies)"	independent third party(ies) who, together with his/her/its/their ultimate beneficial owners, is/are not connected person(s) of ITC and the Company and is/are independent of and not connected with ITC and the Company and their respective connected persons
"ITC"	ITC Corporation Limited (stock code: 372), a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the main board of the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Last Trading Day"	30 March 2007, being the last trading day of the Shares on the Stock Exchange prior to the Suspension
"Listing Committee"	the listing sub-committee of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	Shareholders whose address as shown on the register of members of the Company on the Record Date are outside Hong Kong
"Placee(s)"	the placee(s) to be procured by Taifook Securities under the Placing, all of which and their respective beneficial owners are Independent Third Parties
"Placing"	the placing, on a fully-underwritten basis, of 43,500,000 existing Shares by Taifook Securities to the Placees at the Placing Price pursuant to the Placing and Subscription Agreement on behalf of ITC
"Placing and Subscription Agreement"	the placing and subscription agreement dated 11 April 2007 entered into between ITC, the Company and Taifook Securities in respect of the Placing and the Subscription
"Placing Price"	the placing price of HK$3.40 per Placing Share under the Placing
"Placing Share(s)"	43,500,000 existing Shares underwritten and to be placed by Taifook Securities pursuant to the Placing and Subscription Agreement
"PRC"	the People's Republic of China, which for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Record Date"	Monday, 21 May 2007, being the date to determine the Entitlement of each Shareholder
"Share(s)"	share(s) of a nominal value of HK$0.01 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	the subscription for 43,500,000 new Shares by ITC or its nominee(s) pursuant to the Placing and Subscription Agreement
"Subscription Price"	the subscription price of HK$3.40 per Subscription Share under the Subscription
"Subscription Share(s)"	43,500,000 new Shares to be subscribed by ITC pursuant to the Placing and Subscription Agreement
"Suspension"	the suspension of the trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Monday, 2 April 2007 pending the release of this announcement
"Taifook Securities"	Taifook Securities Company Limited, a corporation licensed to carry out Types 1 (dealing in securities), 3 (leveraged foreign exchange trading) and 4 (advising on securities) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), which is the placing agent and underwriter for the Placing
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By Order of the board of
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 11 April 2007

As at the date of this announcement, the directors of ITC are as follows:

Executive directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna *(Deputy Chairman and Managing Director)*
Mr. Chan Kwok Chuen, Augustine
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent non-executive directors:

Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, *JP*

As at the date of this announcement, the directors of the Company are as follows:

Executive directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lai Sin Tsuen, Richard *(Deputy Managing Director)*

Independent non-executive directors:

Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Poon Kwok Hing, Albert

ITC

ITC CORPORATION LIMITED

(德祥企業集團有限公司)

(股份代號：372)

須予披露交易

HANNY

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(股份代號：275)

(1) 配售現有股份及認購新股份；
(2) 建議發行紅股；
(3) 更改每手買賣單位；及
(4) 恢復股份買賣

配售代理及包銷商

taifook

	於本公告日期		緊隨配售事項完成後		緊隨配售事項及認購事項完成後	
股東	股份數目	概約%	股份數目	概約%	股份數目	概約%
[illegible]	169,979,504	67.23%	126,479,504	50.02%	169,979,504	57.36%
本公司及其聯屬公司之董事	11,594,517	4.59%	11,594,517	4.59%	11,594,517	3.91%
小計	181,574,021	71.82%	138,074,021	54.61%	181,574,021	61.27%
承配人	-	-	43,500,000	17.21%	43,500,000	14.68%
其他公眾股東	71,250,319	28.18%	71,250,319	28.18%	71,250,319	24.05%
公眾股東小計	71,250,319	28.18%	114,750,319	45.39%	114,750,319	38.73%
總計	252,824,340	100.00%	252,824,340	100.00%	296,324,340	100.00%

	截至三月三十一日止財政年度	
	二零零五年 (經審核及重列) 千港元	二零零六年 (經審核) 千港元
[illegible]	(240,308)	(144,802)
[illegible]	(252,790)	(148,423)

END